Filed by Fisher Scientific International Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: Fisher Scientific International Inc.
Commission File No.: 1-10920

This filing relates to a planned merger (the “Merger”) between Fisher Scientific International Inc. (“Fisher”) and Apogent Technologies Inc. (“Apogent”) pursuant to the terms of an Amended and Restated Agreement and Plan of Merger, dated as of March 17, 2004, as amended April 16, 2004 (the “Merger Agreement”), by and among Fisher, Fox Merger Corporation and Apogent. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K, as amended, filed by Fisher on April 16, 2004, and is incorporated by reference into this filing.

NEWS RELEASE

Fisher Media Contact:	Apogent Contact:
Gia L. Oei, 603-929-2489	Rob Anderson, 603-334-1485
E-mail: Gia.Oei@nh.fishersci.com	E-mail: randerson@apogent.com

Fisher Investor Contact:
Carolyn Miller, 603-929-2381
E-mail: Carolyn.Miller@nh.fishersci.com

Fisher Scientific and Apogent File Exchange Offering

HAMPTON and PORTSMOUTH, N.H., May 24, 2004 — Fisher Scientific International Inc. (NYSE: FSH) and Apogent Technologies Inc. (NYSE: AOT) today filed two registration statements with the Securities and Exchange Commission for potential exchange offers that relate to an aggregate of $645 million of Apogent’s existing debt securities as part of the planned merger between Fisher and Apogent. It is expected that the exchange offers will be commenced within the next few days subject to market conditions and other factors.

     The offers involve the exchange of $345 million floating rate convertible senior debentures for new floating rate convertible senior debentures, and $300 million of Apogent’s 2.25 percent convertible senior debentures for new 2.25 percent convertible senior debentures. Both exchanged debentures would remain obligations of Apogent after the merger. The exchange offers would be subject to various conditions, including consummation of the merger, as described in the prospectuses.

     Neither Fisher nor Apogent would receive any proceeds from the issuance of the new debentures in the exchange offers.

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Fisher Scientific and Apogent File Exchange Offering — 2

     Goldman, Sachs & Co. will be the dealer manager for the exchange offers. Prospectuses relating to the exchange offers, when available, may be obtained from the Goldman Sachs Prospectus Department located at 85 Broad Street, New York, NY 10004, or via telephone at 212-902-1171.

     Registration statements relating to these securities have been filed with the Securities and Exchange Commission but have not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statements become effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About Fisher Scientific International Inc.
 As a world leader in serving science, Fisher Scientific International Inc. (NYSE: FSH) offers more than 600,000 products and services to more than 350,000 customers located in approximately 145 countries. Fisher’s customers include pharmaceutical and biotech companies; colleges and universities; medical-research institutions; hospitals and reference labs; quality-control, process-control and R&D labs in various industries; as well as government and first responders. As a result of its broad product offering, electronic-commerce capabilities and integrated global logistics network, Fisher serves as a one-stop source of products, services and global solutions for its customers. The company primarily serves the scientific-research, clinical-laboratory and safety markets. Additional information about Fisher is available on the company’s Web site at www.fisherscientific.com.

About Apogent Technologies Inc.
 Apogent is a diversified worldwide leader in the design, manufacture, and sale of laboratory and life-science products essential for healthcare diagnostics and scientific research. Apogent’s companies are divided into two business segments for financial reporting purposes: Clinical Group and Research Group.

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Fisher Scientific and Apogent File Exchange Offering — 3

Forward-looking Statements
 This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Fisher’s and Apogent’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include (1) the possibility that the companies may be unable to obtain stockholder or regulatory approvals required for the merger; (2) problems may arise in successfully integrating the businesses of the two companies; (3) the merger may involve unexpected costs; (4) the combined company may be unable to achieve cost-cutting synergies; (5) the businesses may suffer as a result of uncertainty surrounding the merger; and (6) the industry may be subject to future regulatory or legislative actions and other risks that are described in Securities and Exchange Commission (SEC) reports filed by Fisher and Apogent. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Fisher and Apogent. Fisher and Apogent assume no obligation and expressly disclaim any duty to update information contained in this news release except as required by law.

Additional Information About the Merger and Where to Find it
 In connection with the proposed merger, Fisher Scientific and Apogent Technologies have on file relevant materials with the SEC, including an effective registration statement on Form S-4 that contains a prospectus and a joint proxy statement. Investors and security holders are urged to read these documents and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Fisher, Apogent and the merger. Investors and security holders may obtain these documents (and any other documents filed by Fisher or Apogent with the SEC) free of charge at the SEC’s Web site at www.sec.gov. In addition, the documents filed with the SEC by Fisher may be obtained free of charge by directing such request to: Corporate Secretary, 1 Liberty Lane, Hampton, NH 03842, or from Fisher’s Web site at www.fisherscientific.com. The documents filed with the SEC by Apogent may be obtained free of charge by directing such request to: Director of Investor Relations, 30 Penhallow Street, Portsmouth, NH 03801, or from Apogent’s Web site at www.apogent.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed merger.

Fisher, Apogent and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Fisher and Apogent in favor of the merger. Information about the executive officers and directors of Fisher and their ownership of Fisher common stock is set forth in the joint proxy statement/prospectus filed on Form S-4, which was declared effective by the SEC on May 21, 2004. Information about the executive officers and directors of Apogent and their ownership of Apogent common stock is set forth in the proxy statement for Apogent’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on December 23, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Fisher, Apogent and their respective executive officers and directors in the merger by reading the joint proxy statement/prospectus regarding the merger.

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FORWARD LOOKING STATEMENTS

This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Fisher’s and Apogent’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that (1) the companies may be unable to obtain stockholder or regulatory approvals required for the Merger; (2) problems may arise in successfully integrating the businesses of the two companies; (3) the acquisition may involve unexpected costs; (4) the combined company may be unable to achieve cost-cutting synergies; (5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and (6) the industry may be subject to future regulatory or legislative actions and other risks that are described in SEC reports filed by Fisher and Apogent. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Fisher and Apogent. Fisher and Apogent assume no obligation and expressly disclaim any duty to update the information contained herein except as required by law.

ADDITIONAL INFORMATION ABOUT THE MERGER
AND WHERE TO FIND IT

In connection with the proposed Merger, Fisher and Apogent have on file relevant materials with the SEC, including an effective registration statement on Form S-4 that contains a prospectus and a joint proxy statement. Investors and security holders are urged to read these documents and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Fisher, Apogent and the Merger. Investors and security holders may obtain these documents (and any other documents filed by Fisher or Apogent with the SEC) free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Fisher may be obtained free of charge by directing such request to: Corporate Secretary, One Liberty Lane, Hampton, NH 03842 or from Fisher’s website at www.fisherscientific.com. The documents filed with the SEC by Apogent may be obtained free of charge by directing such request to: Director of Investor Relations, 30 Penhallow Street, Portsmouth, NH 03801 or from Apogent’s website at www.apogent.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed Merger.

Fisher, Apogent and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Fisher and Apogent in favor of the acquisition. Information about the executive officers and directors of Fisher and their ownership of Fisher common stock is set forth in the joint proxy statement/prospectus filed on Form S-4 which was declared effective by the SEC on May 21, 2004. Information about the executive officers and directors of Apogent and their ownership of Apogent common stock is set forth in the proxy statement for Apogent’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on December 23, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Fisher, Apogent and their respective executive officers and directors in the Merger by reading the joint proxy statement/prospectus regarding the Merger.